                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                         -------------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _________ to ________

                          Commission File Number 1-5406
                                                 ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Houghton Mifflin Retirement Savings Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Houghton Mifflin Company
                           222 Berkeley Street
                           Boston, Massachusetts 02116-3764

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Houghton Mifflin Retirement Savings Plan


Date:  June 20, 1997                               /s/ Gary L. Smith
      ----------------                  ----------------------------------------
                                                     Gary L. Smith
                                         Senior Vice President, Administration

                                HOUGHTON MIFFLIN

                             RETIREMENT SAVINGS PLAN



                          Audited Financial Statements
                           and Supplemental Schedules


                       Three Years ended December 31, 1996

                    Houghton Mifflin Retirement Savings Plan
                                Table of Contents



                                                                                                 Page No.

Report of Independent Auditors                                                                         3

Audited Financial Statements:

     Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1996                                                                           4

     Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1995                                                                           5

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1996                                                  6

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1995                                                  7

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1994                                                  8

Notes to Financial Statements                                                                     9 - 17

Supplemental Schedules:

     Item 27a  -  Schedule of Assets Held for Investment Purposes                                19 - 20

     Item 27d  -  Schedule of Reportable Transactions                                                 21


                         REPORT OF INDEPENDENT AUDITORS




The Retirement Committee and Participants
Houghton Mifflin Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Houghton Mifflin Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and
(2) reportable transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/ Ernst & Young LLP

Boston, Massachusetts
June 16, 1997

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1996

                           (In thousands of dollars)


                      ---------------------------------------------------------------------------------------------------
                                                                 Fund Information
                      ---------------------------------------------------------------------------------------------------

                      -------  -------- --------- -------  -------- ---------- ---------  -------  -------  ------- -----   --------
                                                                                                   Asset    Asset
                      Managed  Houghton                                        Investment Asset    Manager  Manager
                      Income   Stock    Parnassus Puritan  Magellan            Grade      Manager  Growth   Income          Total
                      Fund     Fund     Fund      Fund     Fund     Contrafund Bond Fund  Fund     Fund     Fund    Loans   Plan
                      -------  -------- --------- -------  -------- ---------- ---------- ------- --------  ------- -----   --------

ASSETS

Investments (Note 3)  $19,957  $35,475  $1,298    $15,897  $8,428   $10,854    $1,386     $2,262   $3,228   $949    $1,369  $101,103

Contributions and
 other receivables          5       43       1          3       3         4        --          1        1     --         3        64
                      -------  -------  ------    -------  ------   -------    ------     ------   ------   ----    ------  --------
Total assets           19,962   35,518   1,299     15,900   8,431    10,858     1,386      2,263    3,229    949     1,372   101,167


LIABILITIES

Withdrawals and
  distributions
    payable                63        5      --          6      --        --        --         --       --     --        --        74


Net assets available  -------  -------  ------    -------  ------   -------    ------     ------   ------   ----    ------  --------
  for benefits        $19,899  $35,513  $1,299    $15,894  $8,431   $10,858    $1,386     $2,263   $3,229   $949    $1,372  $101,093
                      =======  =======  ======    =======  ======   =======    ======     ======   ======   ====    ======  ========




                See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                              December 31, 1995

                           (In thousands of dollars)

                      ----------------------------------------------------------------------------------------------------
                                                                 Fund Information
                      ----------------------------------------------------------------------------------------------------

                      -------  -------- ---------  -------  -------- ---------- ---------  -------  -------  ------- -----   -------
                                                                                                    Asset    Asset
                      Managed  Houghton                                         Investment Asset    Manager  Manager
                      Income   Stock    Parnassus  Puritan  Magellan            Grade      Manager  Growth   Income          Total
                      Fund     Fund     Fund       Fund     Fund     Contrafund Bond Fund  Fund     Fund     Fund    Loans   Plan
                      -------  -------- ---------  -------  -------- ---------- ---------- ------- --------  ------- -----   -------

ASSETS

Investments (Note 3)  $19,586  $25,765  $1,462     $12,903  $6,837   $6,020     $  955     $1,716   $2,063   $914    $887    $79,108

Contributions and
 other receivables         --       14      --          --      --       --         --         --       --     --      22         36
                      -------  -------  ------     -------  ------   ------     ------     ------   ------   ----    ----    -------
Total assets           19,586   25,779   1,462      12,903   6,837    6,020        955      1,716    2,063    914     909     79,144

LIABILITIES

Withdrawals and
  distributions
    payable                13       26      --          --      --       --         --         --       --     --      --         39
Net assets available  -------  -------  ------     -------  ------   ------     ------     ------   ------   ----    ----    -------
  for benefits        $19,573  $25,753  $1,462     $12,903  $6,837   $6,020     $  955     $1,716   $2,063   $914    $909    $79,105
                      =======  =======  ======     =======  ======   ======     ======     ======   ======   ====    ====    =======



                See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1996

                           (In thousands of dollars)

                                           ---------------------------------------------------------------------------------------
                                                                               Fund Information
                                           ---------------------------------------------------------------------------------------

                                           -------      --------      ---------  -------       --------    ----------   ----------

                                           Managed      Houghton                                                        Investment
                                           Income       Stock         Parnassus  Puritan       Magellan                 Grade
                                           Fund         Fund          Fund       Fund          Fund        Contrafund   Bond Fund
                                           -------      --------      ---------  -------       --------    ----------   ----------

Additions to net assets attributed to:

   Investment income:
     Interest income                       $  1,206     $     51      $    1      $    10      $   12      $     8      $    1
     Dividend income                             --          598          40        1,783       1,261          769          79
     Net appreciation (depreciation) in
       fair value of investments
         (Note 3)                                --        8,508          88          298        (353)         928         (36)
                                           --------     --------      ------      -------      ------      -------      ------
                                              1,206        9,157         129        2,091         920        1,705          44
   Contributions:
     Rollovers                                  263          228          73          371         624          533         208
     Participants                               978        1,500         235        1,149       1,106        1,097         148
     Loans                                      (32)         (84)        (17)         (85)        (67)        (127)        (11)
     Employer                                    --        2,152          --           --          --           --          --
                                           --------     --------      ------      -------      ------      -------      ------
                                              1,209        3,796         291        1,435       1,663        1,503         345

                                           --------     --------      ------      -------      ------      -------      ------
       Total Additions                        2,415       12,953         420        3,526       2,583        3,208         389

Deductions from net assets attributed to:

   Withdrawals and
     distributions (Note 1)                  (1,919)      (1,671)        (74)        (666)       (375)        (544)        (54)
   Administrative
     expenses                                   (20)          (4)         --           (8)         (4)          (2)         (2)
                                           --------     --------      ------      -------      ------      -------      ------

       Total Deductions                      (1,939)      (1,675)        (74)        (674)       (379)        (546)        (56)
                                           --------     --------      ------      -------      ------      -------      ------
Net increase (decrease)
  prior to interfund transfers                  476       11,278         346        2,852       2,204        2,662         333

   Fund transfers                              (150)      (1,518)       (509)         139        (610)       2,176          98

                                           --------     --------      ------      -------      ------      -------      ------
Net increase (decrease)                         326        9,760        (163)       2,991       1,594        4,838         431

Net assets available for benefits:
   Beginning of year                         19,573       25,753       1,462       12,903       6,837        6,020         955

                                           --------     --------      ------      -------      ------      -------      ------
   End of year                             $ 19,899     $ 35,513      $1,299      $15,894      $8,431      $10,858      $1,386
                                           ========     ========      ======      =======      ======      =======      ======


                                               ----------------------------------------
                                                             Fund Information
                                               ----------------------------------------

                                               -------     -------   -------      -----       -------
                                                           Asset     Asset
                                               Asset       Manager   Manager
                                               Manager     Growth    Income                   Total
                                               Fund        Fund      Fund         Loans       Plan
                                               -------     -------   -------      -----       -------
Additions to net assets attributed to:

   Investment income:
     Interest income                           $    1      $    4     $   1       $   --      $  1,295
     Dividend income                              175         271        70           --         5,046
     Net appreciation (depreciation) in
       fair value of investments
         (Note 3)                                  66         176        --           --         9,675
                                               ------      ------     -----       ------      --------
                                                  242         451        71           --        16,016
   Contributions:
     Rollovers                                     54         208        50           --         2,612
     Participants                                 254         368        96           --         6,931
     Loans                                         (5)        (33)       (2)         463          --
     Employer                                      --          --        --           --         2,152
                                               ------      ------     -----       ------      --------
                                                  303         543       144          463        11,695

                                               ------      ------     -----       ------      --------
       Total Additions                            545         994       215          463        27,711

Deductions from net assets attributed to:

   Withdrawals and
     distributions (Note 1)                       (98)       (178)     (100)          --        (5,679)
   Administrative
     expenses                                      (2)         (1)       (1)          --           (44)
                                               ------      ------     -----       ------      --------

       Total Deductions                          (100)       (179)     (101)          --        (5,723)
                                               ------      ------     -----       ------      --------
Net increase (decrease)
  prior to interfund transfers                    445         815       114          463        21,988

   Fund transfers                                 102         351       (79)          --            --

                                               ------      ------     -----       ------      --------
Net increase (decrease)                           547       1,166        35          463        21,988

Net assets available for benefits:
   Beginning of year                            1,716       2,063       914          909        79,105

                                               ------      ------     -----       ------      --------
   End of year                                 $2,263      $3,229     $ 949       $1,372      $101,093
                                               ======      ======     =====       ======      ========



                 See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                              December 31, 1995

                          (In thousands of dollars)

                                             --------------------------------------------------------------------------------------
                                                                                 Fund Information
                                             --------------------------------------------------------------------------------------

                                             -------       --------      ---------   -------      --------    ----------  ----------
                                             Managed       Houghton                                                       Investment
                                             Income        Stock         Parnassus   Puritan      Magellan                Grade
                                             Fund          Fund          Fund        Fund         Fund        Contrafund  Bond Fund
                                             -------       --------      ---------   -------      --------    ----------  ----------

Additions to net assets attributed to:

     Investment income:
        Interest income                       $  1,149     $     --      $    1      $     4      $    5      $    4      $  1
        Dividend income                            233          584          56          649         380         464        42
        Net appreciation (depreciation) in
            fair value of investments
                 (Note 3)                           --       (1,263)       (125)       1,546         834         662        49
                                              --------     --------      ------      -------      ------      ------      ----
                                                 1,382         (679)        (68)       2,199       1,219       1,130        92

     Contributions:
        Rollovers                                  403          159         176          801         646         495       132
        Participants                               648        1,387         208        1,101         731         642       143
        Loans                                     (121)        (357)        (19)         (95)        (68)        (56)      (26)
        Employer                                    --        2,044          --           --          --          --        --
                                              --------     --------      ------      -------      ------      ------      ----
                                                   930        3,233         365        1,807       1,309       1,081       249

                                              --------     --------      ------      -------      ------      ------      ----
            Total Additions                      2,312        2,554         297        4,006       2,528       2,211       341

Deductions from net assets attributed to:

     Withdrawals and
        distributions (Note 1)                  (2,199)      (2,125)        (68)        (692)       (410)       (216)      (27)
     Administrative
        expenses                                   (19)          (2)         --           (3)         (1)         --        (1)
                                              --------     --------      ------      -------      ------      ------      ----


             Total Deductions                   (2,218)      (2,127)        (68)        (695)       (411)       (216)      (28)


Net increase (decrease) prior                 --------     --------      ------      -------      ------      ------      ----
  to interfund transfers                            94          427         229        3,311       2,117       1,995       313

     Fund transfers                             (4,786)      (3,949)      1,219       (2,744)      4,052       3,020       642

                                              --------     --------      ------      -------      ------      ------      ----
Net increase (decrease)                         (4,692)      (3,522)      1,448          567       6,169       5,015       955

Net assets available for benefits:
     Beginning of year                          24,265       29,275          14       12,336         668       1,005       --

                                              --------     --------      ------      -------      ------      ------      ----
     End of year                              $ 19,573     $ 25,753      $1,462      $12,903      $6,837      $6,020      $955
                                              ========     ========      ======      =======      ======      ======      ====



                                                ------------------------------------------
                                                              Fund Information
                                                ------------------------------------------

                                                -------     -------     -------      -----     -------
                                                            Asset       Asset
                                                Asset       Manager     Manager
                                                Manager     Growth      Income                 Total
                                                Fund        Fund        Fund         Loans     Plan
                                                -------     -------     -------      -----     -------

Additions to net assets attributed to:

     Investment income:
        Interest income                         $    1      $    1      $  1         $ --      $ 1,167
        Dividend income                             46          30        38           --        2,522
        Net appreciation (depreciation) in
            fair value of investments
                 (Note 3)                          210         300        72           --        2,285
                                                ------      ------      ----         ----      -------
                                                   257         331       111           --        5,974

     Contributions:
        Rollovers                                  157         253        83           --        3,305
        Participants                               221         322        81           --        5,484
        Loans                                      (31)        (28)      (10)         811           --
        Employer                                    --          --        --           --        2,044
                                                ------      ------      ----         ----      -------
                                                   347         547       154          811       10,833

                                                ------      ------      ----         ----      -------
            Total Additions                        604         878       265          811       16,807

Deductions from net assets attributed to:

     Withdrawals and
        distributions (Note 1)                    (154)        (93)      (73)          --       (6,057)
     Administrative
        expenses                                    (1)         (1)       --           --          (28)
                                                ------      ------      ----         ----      -------


             Total Deductions                     (155)        (94)      (73)          --       (6,085)
                                                ------      ------      ----         ----      -------
Net increase (decrease) prior
     to interfund transfers                        449         784       192          811       10,722

     Fund transfers                              1,260       1,255        31           --           --

                                                ------      ------      ----         ----      -------
Net increase (decrease)                          1,709       2,039       223          811       10,722

Net assets available for benefits:
     Beginning of year                               7          24       691           98       68,383

                                                ------      ------      ----         ----      -------
     End of year                                $1,716      $2,063      $914         $909      $79,105
                                                ======      ======      ====         ====      =======


                 See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1994

                           (In thousands of dollars)

                                             -------------------------------------------------------------------------------------
                                                                                 Fund Information
                                             -------------------------------------------------------------------------------------

                                             -------       --------     ---------   -------     --------    ----------  ----------
                                             Managed       Houghton                                                     Asset
                                             Income        Stock        Parnassus   Puritan     Magellan                Manager
                                             Fund          Fund         Fund        Fund        Fund        Contrafund  Fund
                                             -------       --------     ---------   -------     --------    ----------  ----------

Additions to net assets attributed to:

     Investment income:
        Interest income                      $ 1,146       $     5        $--       $     1      $ --       $   --      $--
        Dividend income                          393           562         --           394        --            4       --
        Net appreciation (depreciation) in
            fair value of investments
                 (Note 3)                        (49)       (2,707)        --          (310)       12            8       --
                                             -------       -------        ---       -------      ----       ------      ---
                                               1,490        (2,140)        --            85        12           12       --
     Contributions:
        Rollovers                                182            47         --            73        --           --       --
        Participants                           1,063         1,603         14         1,606        50           77        7
        Transfer of Plan Assets
          from McDougal Littell                  707          --           --         1,086       606          916       --
        Employer                                --           1,966         --          --          --           --       --
                                             -------       -------        ---       -------      ----       ------      ---
                                               1,952         3,616         14         2,765       656          993        7

                                             -------       -------        ---       -------      ----       ------      ---
            Total Additions                    3,442         1,476         14         2,850       668        1,005        7

Deductions from net assets attributed to:

     Withdrawals and
        distributions (Note 1)                (2,716)       (2,562)        --        (1,009)       --           --       --
     Administrative
        expenses                                 (27)          (19)        --            (5)       --           --       --
                                             -------       -------        ---       -------      ----       ------      ---

            Total Deductions                  (2,743)       (2,581)        --        (1,014)       --           --       --

Net increase (decrease) prior                -------       -------        ---       -------      ----       ------      ---
  to interfund transfers                         699        (1,105)        14         1,836       668        1,005        7

     Fund transfers                             (337)       (1,079)        --         1,416        --           --       --

                                             -------       -------        ---       -------      ----       ------      ---
Net increase (decrease)                          362        (2,184)        14         3,252       668        1,005        7

Net assets available for benefits:
     Beginning of year                        23,903        31,459         --         9,084        --           --       --

                                             -------       -------        ---       -------      ----       ------      ---
     End of year                             $24,265       $29,275        $14       $12,336      $668       $1,005      $ 7
                                             =======       =======        ===       =======      ====       ======      ===



                                                   -----------------------------
                                                          Fund Information
                                                   -----------------------------

                                                   -------     -------       -----     -----
                                                   Asset       Asset
                                                   Manager     Manager
                                                   Growth      Income                  Total
                                                   Fund        Fund          Loans     Plan
                                                   -------     -------       -----     -----

Additions to net assets attributed to:

     Investment income:
        Interest income                             $--        $ --           $--      $ 1,152
        Dividend income                              --           8            --        1,361
        Net appreciation (depreciation) in
            fair value of investments
                 (Note 3)                            --         (10)           --       (3,056)
                                                    ---        ----           ---      -------
                                                     --          (2)           --         (543)
     Contributions:
        Rollovers                                    --          --            --          302
        Participants                                 24          15            --        4,459
        Transfer of Plan Assets
          from McDougal Littell                      --         678            98        4,091
        Employer                                     --          --            --        1,966
                                                    ---        ----           ---      -------
                                                     24         693            98       10,818

                                                    ---        ----           ---      -------
            Total Additions                          24         691            98       10,275

Deductions from net assets attributed to:

     Withdrawals and
        distributions (Note 1)                       --          --            --       (6,287)
     Administrative
        expenses                                     --          --            --          (51)
                                                    ---        ----           ---      -------

            Total Deductions                         --          --            --       (6,338)

Net increase (decrease) prior                       ---        ----           ---      -------
  to interfund transfers                             24         691            98        3,937

     Fund transfers                                  --          --            --           --

                                                    ---        ----           ---      -------
Net increase (decrease)                              24         691            98        3,937

Net assets available for benefits:
     Beginning of year                               --          --            --       64,446

                                                    ---        ----           ---      -------
     End of year                                    $24        $691           $98      $68,383
                                                    ===        ====           ===      =======



                 See accompanying notes to financial statements.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


1. Plan Description

The following brief description of the Houghton Mifflin Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General
-------

The Houghton Mifflin Retirement Savings Plan, formerly known as the Houghton Mifflin Company Employees' Saving and Thrift Plan, is a defined contribution plan adopted as of January 1, 1981, and amended July 1, 1995. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of McDougal, Littell & Company by Houghton Mifflin Company on March 1, 1994, the plan assets and participants' equity balances of the McDougal, Littell & Company Employee Savings and Stock Ownership Plan, which qualify under Internal Revenue Code Section 401(a), were transferred to the Plan effective December 1, 1994.

In connection with the acquisition of D.C. Heath and Company by Houghton Mifflin Company on October 31, 1995, the assets and the participants' equity balances of the retained employees, which qualified under Internal Revenue Code Section 401(k), transferred to the Plan in 1995 and are included in rollovers for the year ended December 31, 1995.


Participation
-------------

Employees of Houghton Mifflin Company and its subsidiaries who are scheduled to provide 1,000 or more hours of service in the first twelve months after hire are eligible. Employees are not eligible for Company matching contributions until successful completion of one year of eligible service.


Vesting
-------

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


1.  Plan Description - continued

Contributions
-------------

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $150,000 for 1996, 1995 and 1994, subject to an annual deferral limit for plans operating under Section 401(k) of the Internal Revenue Code ($9,500 in 1996), to any of the ten investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions.

The Company may elect to match an employee's contribution equal to 1%, 2%, or 3% of the employee's compensation. Beginning in March 1994, employees who were members of a collective bargaining unit became eligible for a 1% Company matching contribution. Subject to the above limitations, the Company will match participant contributions to the Houghton Stock Fund on a 100% basis, the Managed Income Fund, and the Mutual Fund Investments on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.

The following table presents the participant directed contributions, including rollovers, for the years ended December 31, 1996 and 1995.


      In thousands of dollars                            1996          1995
                                                        ------        ------
      Managed Income Fund                               $1,241        $1,051
      Houghton Stock Fund                                1,728         1,546
      The Parnassus Fund                                   308           384
      Fidelity Puritan(R) Fund                           1,520         1,902
      Fidelity Magellan(R) Fund                          1,730         1,377
      Fidelity Contrafund                                1,630         1,137
      Fidelity Investment Grade Bond Fund                  356           275
      Fidelity Asset Manager                               308           378
      Fidelity Asset Manager: Growth                       576           575
      Fidelity Asset Manager: Income                       146           164
                                                        ------        ------
        Total Participant Directed Contributions,
        including rollovers                             $9,543        $8,789
                                                        ======        ======

Loans
-----

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan, must be repaid in installments, at a minimum quarterly, and must be repaid within five years. The payments can be made by after-tax payroll deductions.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996

1. Plan Description - continued

Trustee
-------

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company. The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Prior to December 1, 1994, the Plan was administered under a trust agreement with State Street Bank and Trust.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.


Benefit Payments
----------------

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, or (3) periodic payment of any amount until age 70-1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $3,500 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.


Plan Amendment or Termination
-----------------------------

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.


Income Tax Status
-----------------

The Internal Revenue Service has ruled by letter dated February 6, 1997, that the Plan qualifies under Section 401(a) of the IRC and, therefore the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996



1.  Plan Description - continued

Income Tax Status - continued
-----------------

Participant withdrawals and distributions are subject to federal income tax to the extent such withdrawals exceed the participant's contribution to the Plan made during the years 1981, 1982, and 1983. Participant and Company contributions to the Plan made after January 1, 1984, are subject to federal income tax at the time of withdrawal or distribution.

The timing of the recognition of taxable income by the participants is governed by applicable provisions of the Internal Revenue Code.


Other
-----

For the period January 1, 1994 through November 30, 1994, record keeping fees and guaranteed group annuity contract insurer fees were borne by the Plan. Effective December 1, 1994, all Plan administrative expenses are borne by the Plan. Prior to January 1, 1994, administrative expenses of the Plan were borne by the Company.


Subsequent Events
-----------------

Effective January 1, 1997, the Plan's name was changed to Houghton Mifflin 401(k) Savings Plan, and the Company's maximum contribution was increased to 4-1/2% of the employee's compensation. Both actions were approved by the Houghton Mifflin Retirement Committee on May 16, 1996. Effective January 1, 1997, any employee may rollover to the Plan any amount received by such employee as an "eligible rollover distribution," as defined by the Plan; any employee who has terminated employment with the sponsor and is eligible to receive an "eligible rollover distribution," as defined by the Plan, from the Plan may rollover to the Plan all or part of such distribution.


2. Summary of Significant Accounting Policies


Basis of Presentation
---------------------

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

In 1996, the Company adopted Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held By Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


2. Summary of Significant Accounting Policies - continued

was issued by the American Institute of Certified Public Accountants in 1995. The adoption of SOP 94-4 has not had a material impact on the Plan's financial position or its results of operations.


Participants' Accounts
----------------------

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund. The approximate number of participants in each of the investment programs is as follows:


                                           December 31,
                                        1996          1995
                                      -------       -------
         Managed Income Fund           1,059         1,229
         Houghton Stock Fund           2,394         2,426
         Mutual Fund Investments       4,394         3,949


Investments
-----------

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates fair value. Investments in the mutual funds are carried at fair value determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. The State Street Bank and Trust Short-Term Income Fund and/or the FMTC Institutional Money Market are valued at its redemption price, which approximates fair value. Purchases and sales of securities are recorded on the trade date of the related transactions.

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

Commencing on December 1, 1994, participants may direct their contributions among ten investment options and were allowed to change their prior investment elections subject to certain restrictions imposed by the Plan.

Common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange. The Plan employs the share accounting method to account for participants' share activity in the Houghton Stock Fund which results in no realized gains and losses on withdrawals and distributions.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996



3. Investments

A brief description of the Plan funds and investment options is provided below:

MANAGED INCOME FUND, principally invests in pools and individual insurance contracts, and other fixed income investments. The investments held by the fund consist of the following:

     Group Annuity Insurance Contracts - Investments in insurance contracts that guarantee a specific rate of return on the invested capital over the life of the contract.

     Fidelity Managed Income Portfolio - This investment seeks preservation of capital and a competitive level of income over time. Investments are high quality investment contracts with variable and fixed rates that have maturities between one and seven years.

     FMTC Institutional Money Market - A short-term money market fund.

HOUGHTON STOCK FUND is invested in Houghton Mifflin Company common stock that is either purchased by the Trustee or contributed by Houghton Mifflin Company. A small portion is invested in cash equivalents for liquidity purposes.

MUTUAL FUND INVESTMENTS provide for investment in various mutual funds, which include a bond fund, asset allocation funds, and aggressive growth funds, all of which may directly or indirectly invest in equity investments. Seven of the mutual fund options are managed by Fidelity Investments(R), a company affiliated with the Trustee, Fidelity Management Trust Company.

     The Parnassus Fund - This fund invests primarily in the equity securities of companies that are socially conscious, and believed to be undervalued, or fallen out of favor. The Parnassus Fund is managed by Parnassus Financial Management.

     Fidelity Puritan(R) Fund - This is a balanced fund that seeks current income and some capital appreciation. The portfolio principally invests in stocks and bonds.

     Fidelity Magellan(R) Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of U.S. companies. The fund diversifies investments among a variety of industries and sectors within the market.

     Fidelity Contrafund - This is a fund which seeks capital appreciation by investing in equity securities which are believed to be undervalued.

     Fidelity Investment-Grade Bond Fund - This fund seeks to provide a high rate of income consistent with reasonable investment risk and capital appreciation where appropriate. The underlying investments consist of investment-grade debt securities rated Baa or higher by Moody's Investor Service, Inc., or at least BBB by Standard & Poor's Corporation. The fund may also invest in preferred stocks.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


3. Investments - continued

     Fidelity Asset Manager(TM) Fund - This mutual fund seeks high total return with reduced risk over the long-term. The investment portfolio consists of domestic and foreign stocks, bonds, and short-term instruments of U.S. and foreign issuers.

     Fidelity Asset Manager: Growth Fund - This mutual fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments.

     Fidelity Asset Manager: Income Fund - This fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments.


Investments held by the Plan at December 31, 1996 and 1995 are summarized as follows:


All amounts are presented in thousands of dollars, except shares and units.


                                               1996                1995
                                        ------------------    ------------------
                                                    Market                Market
                                          Cost      Value      Cost       Value
                                        -------    -------    ------     -------

Managed Income Fund:
--------------------
Metropolitan Life Insurance, group
  annuity contract, 8.95%, maturity
  date 7/1/96                           $    --    $    --    $ 6,305    $ 6,305
Aetna, group annuity contract,
  4.60%, maturity date 7/2/99               456        456        608        608
                                        -------    -------    -------    -------
  Total group annuity contracts             456        456      6,913      6,913
                                        -------    -------    -------    -------
Fidelity Short-term Investment Fund
  (562,235 shares in 1995)                   --         --        562        562
FMTC Institutional Money Market
  (748,530 shares in 1996)                  748        748         --         --
Fidelity Managed Income Portfolio
  (18,752,670 units in 1996 and
  12,110,505 units in 1995)              18,753     18,753     12,111     12,111
                                        -------    -------    -------    -------
Total                                   $19,957    $19,957    $19,586    $19,586
                                        -------    -------    -------    -------

Houghton Stock Fund (2,762,860 units
  in 1996 and 2,689,445 units in
  1995)                                 $18,184    $35,475    $15,276    $25,765


                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


3. Investments - continued


All amounts are presented in thousands of dollars, except shares and units.


                                                 1996                1995
                                         -------------------   ------------------
                                                     Market                Market
                                           Cost      Value       Cost      Value
                                         -------   ---------   -------    -------

Mutual Fund Investments:
------------------------
The Parnassus Fund (37,747 shares
  in 1996 and 46,023 shares in
  1995)                                  $ 1,279   $  1,298    $ 1,583    $ 1,462

Fidelity Puritan(R) Fund (922,110
  shares in 1996 and 758,549 shares
  in 1995)                                14,503     15,897     11,643     12,903

Fidelity Magellan(R) Fund (104,504
  shares in 1996 and 79,519 shares
  in 1995)                                 7,999      8,428      6,104      6,837

Fidelity Contrafund (257,500 shares
  in 1996 and 158,332 shares in
  1995)                                    9,439     10,854      5,419      6,020

Fidelity Investment-Grade Bond,
  (194,657 shares in 1996 and
  129,362 shares in 1995)                  1,375      1,386        909        955

Fidelity Asset Manager(TM)
  (137,313 shares in 1996 and
  108,302 shares in 1995)                  2,058      2,262      1,544      1,716

Fidelity Asset Manager: Growth
  (197,432 shares in 1996 and 135,974
  shares in 1995)                          2,850      3,228      1,799      2,063

Fidelity Asset Manager: Income,
  (81,730 shares in 1996 and 78,809
  shares in 1995)                            894        949        850        914
                                         -------   --------    -------    -------
Total                                    $40,397   $ 44,302    $29,851    $32,870
                                         -------   --------    -------    -------
Loans Receivable (from Plan participants
  at various maturities and various
  interest rates)                        $ 1,369   $  1,369    $   887    $   887
                                         -------   --------    -------    -------
Total Plan Investments                   $79,907   $101,103    $65,600    $79,108
                                         =======   ========    =======    =======

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


3. Investments - continued

The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1996, and 1995 are as follows:

All amounts are in thousands of dollars, except shares and units.        1996         1995
                                                                       --------     --------

Metropolitan Life Insurance, group annuity contract,
  8.95% maturity date 7/1/96                                           $    --      $ 6,305
Fidelity Managed Income Portfolio, (18,752,670 units in 1996
  and 12,110,505 units  in 1995)                                        18,753       12,111
Houghton Stock Fund,
  (2,762,860 units in 1996 and 2,689,445 units in 1995)                 35,475       25,765
Fidelity Puritan (R) Fund (922,110 shares in 1996 and
  758,549 shares in 1995)                                               15,897       12,903
Fidelity Magellan (R) Fund (104,504 shares in 1996 and
  79,519 shares in 1995)                                                 8,428        6,837
Fidelity Contrafund (257,500 shares in 1996 and
  158,332 shares in 1995)                                               10,854        6,020


During the year ended December 31, 1996 and 1995, the Plan's investments
(including investments bought, sold and held during the year) appreciated
(depreciated) in value as follows (all amounts are in thousands):

                                             Year ended December 31,
                                               1996           1995
                                             --------      --------
          Managed Income Fund                 $   --         $  --
          Houghton Stock Fund                  8,508        (1,263)
          Parnassus Fund                          88          (125)
          Puritan Fund                           298         1,546
          Magellan Fund                         (353)          834
          Contrafund                             928           662
          Investment Grade Bond                  (36)           49
          Asset Manager                           66           210
          Asset Manager Growth                   176           300
          Asset Manager Income                    --            72
                                              ------       -------
            Net change in fair value          $9,675       $ 2,285
                                              ======       =======


The Plan routinely purchases and sells common stock of the Plan's sponsor, Houghton Mifflin Company, a party-in-interest. During 1996, the Plan had purchases of 111,357 shares of the stock for $5,739,048 and sales of 83,021 shares for $4,570,460. During 1995, the plan had purchases of 63,016 shares of the stock for $2,880,824 and sales of 105,632 shares for $4,923,832.

There were no other party-in-interest transactions which were prohibited by ERISA Section 406 and for which there is no statutory exemption.

                            Supplemental Shedules

                    Houghton Mifflin Retirement Savings Plan

                             Supplemental Schedules

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996


Name of plan sponsor: Houghton Mifflin Company
Employer Identification number: 04-1456030
Three-digit plan number: 003


In thousands of dollars, except shares and unit amounts

                                         Description of Investment,
                                         Including Rate of Interest                        Current
Identity of Issue                        and Maturity Date                   Cost           Value
-----------------------------            --------------------------       ----------      --------
Aetna Insurance                          Guaranteed group annuity
                                         contract, 4.60%, maturity
                                         date 7/2/99                        $   456        $   456

FMTC Institutional Money
  Market                                 748,530 shares                         748            748

Fidelity Managed Income Fund             18,752,670 units                    18,753         18,753
                                                                            -------        -------
                                                                            $19,957        $19,957

Houghton Stock Fund*                     2,762,860 units                    $18,184        $35,475

The Parnassus Fund                       37,747 shares                        1,279          1,298

Fidelity Puritan(R)Fund                  922,110 shares                      14,503         15,897

Fidelity Magellan(R)Fund                 104,504 shares                       7,999          8,428

Fidelity Contrafund                      257,500 shares                       9,439         10,854

Fidelity Investment-Grade Bond
  Fund                                   194,657 shares                       1,375          1,386

Fidelity Asset Manager (TM) Fund         137,313 shares                       2,058          2,262



*  Indicates party-in-interest to the Plan.

                    Houghton Mifflin Retirement Savings Plan

                             Supplemental Schedules


     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - continued

                                DECEMBER 31, 1996


In thousands of dollars, except shares and unit amount


                                   Description of Investment,
                                   Including Rate of Interest                   Current
Identity of Issue                  and Maturity Date               Cost          Value
--------------------------------   --------------------------   ---------      ---------

Fidelity Asset Manager: Growth
  Fund                             197,432 shares
                                                                 $ 2,850       $  3,228

Fidelity Asset Manager: Income
  Fund                             81,730 shares
                                                                     894            949
                                                                 -------       --------
                                                                 $78,538       $ 99,734

Loans Receivable                   Loans receivable from Plan
                                   participants at various
                                   maturities and various
                                   interest rates                $ 1,369       $  1,369

                                                                 -------       --------
TOTAL                                                            $79,907       $101,103
                                                                 =======       ========




*  Indicates party-in-interest to the Plan.

                    Houghton Mifflin Retirement Savings Plan

                              Supplemental Schedule

                Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1996

Category (i)
------------


Single transaction within the plan year that exceeded 5% of value of net assets available for benefits:


 Identity of     Description of        Number of                     Selling Price
    Party       Issue (Number of    Shares/Units or     Purchase      or Maturity                     Realized
  Involved        transactions)       Face Amount         Price          Value      Cost of Asset    Gain/(Loss)
----------------------------------------------------------------------------------------------------------------
                 Metropolitan Life
     N/A         Insurance           $ --              $ --             $6,572,617    $6,572,617         $ --



Category (iii)
--------------


Series of transactions within the plan year that exceeded 5% of value of net assets available for benefits:

                                                                                       Current
                                                                                      Value of
 Identity of                     No. of                                               Asset on
    Party       Description      Trans-      Purchase      Selling       Cost of     Transaction
  Involved       of Issues       actions      Price         Price         Asset         Date       Gain/(Loss)
---------------------------------------------------------------------------------------------------------------

Fidelity*      Fidelity Managed    121    $ 8,253,000        N/A      $ 8,253,000   $ 8,253,000        N/A
               Income Portfolio    189         N/A        1,611,041     1,611,041     1,611,041    $       --

Houghton*      Houghton Stock      238      5,755,998        N/A        5,755,998     5,755,998        N/A
Mifflin Co.    Fund                217         N/A        4,570,460     3,451,725     4,570,460     1,118,735

Fidelity*      Fidelity Puritan    209      4,501,905        N/A        4,501,905     4,501,905        N/A
               Fund                149         N/A        1,809,205     1,642,033     1,809,205       167,172

Fidelity*      Fidelity            226      5,466,236        N/A        5,466,236     5,466,236        N/A
               Contrafund          121         N/A        1,562,336     1,446,150     1,562,336       116,186


Fidelity*      Fidelity            213      3,786,962        N/A        3,786,962     3,786,962        N/A
               Magellan(R)Fund     166         N/A        1,843,501     1,891,710     1,843,501       (48,209)

Fidelity*      FMTC
               Institutional       121     12,294,678        N/A       12,294,678    12,294,678        N/A
               Money Market        189         N/A       11,545,981    11,545,981    11,545,981            --

*    Indicates party-in-interest to the Plan.


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.